KB

03 OCT 31 AM 7:21

Fax

[redacted]

03037022

Registration No. 4154

82-4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			

SUPPL

Datum *Date*	31.10.2003		
Stran *Pages*	10 **(including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Financial Statements as of 30. 9. 2003

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Dear Sirs,

We are sending you Balance Sheet in accordance with CAS and IFRS, Profit and Loss statement in accordance with CAS and IFRS, Announcement of receivables According to their classification.

Yours Sincerely,

Sylva Floriková
Head of Compliance

dlw 10/31

KOMERČNÍ BANKA BALANCE SHEET IN ACCORDANCE WITH CAS

ASSETS (in CZKm)

Item no.		30 September 2003 Gross	Adjustment	Net	30 September 2002 Net
1.	**Cash in hand, balances with central banks**	18,411	0	18,411	24,649
2.	**State zero-coupon bonds and other securities eligible for refinancing with the CNB**	23,442	0	23,442	14,916
a)	Issued by state institutions	23,442	0	23,442	14,916
b)	Other	0	0	0	0
3.	**Amounts due from banks and savings associations**	204,527	14	204,513	258,784
a)	Repayable on demand	6,781	0	6,781	13,309
b)	Other receivables	197,746	14	197,732	245,475
4.	**Amounts due from customers and members of savings associations**	163,037	5,543	157,494	167,486
a)	Repayable on demand	2,306	0	2,306	2,314
b)	Other receivables	160,731	5,543	155,188	165,172
5.	**Debt securities**	16,824	0	16,824	19,157
a)	Issued by state institutions	1,888	0	1,888	773
b)	Issued by other entities	14,936	0	14,936	18,384
6.	**Shares, participation certificates and other holdings**	249	0	249	4,276
7.	**Equity holdings in associates**	220	0	220	334
	of which: in banks	220	0	220	220
8.	**Equity holdings in subsidiaries**	2,436	1,172	1,264	1,412
	of which: in banks	425	0	425	398
9.	**Intangible fixed assets**	3,597	2,436	1,161	960
	of which: incorporation costs	0	0	0	0
	goodwill	0	0	0	0
10.	**Tangible fixed assets**	20,704	11,044	9,660	9,346
	of which: land and buildings for operating activities	11,692	4,165	7,527	7,417
11.	**Other assets**	16,560	263	16,297	18,155
12.	**Prepayments and accrued income**	747	0	747	849
13.	**Total assets**	470,754	20,472	450,282	520,324

KB

Fax

KB

Fax

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			
Datum *Date*	31.10.2003		
Stran *Pages*	10 **(including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Financial Statements as of 30. 9. 2003

Dear Sirs,

We are sending you Balance Sheet in accordance with CAS and IFRS, Profit and Loss statement in accordance with CAS and IFRS, Announcement of receivables According to their classification.

Yours Sincerely,

Sylva Floriková
Head of Compliance

KOMERČNÍ BANKA BALANCE SHEET IN ACCORDANCE WITH CAS

ASSETS (in CZKm)

Item no.		30 September 2003 Gross	Adjustment	Net	30 September 2002 Net
1.	**Cash in hand, balances with central banks**	**18,411**	**0**	**18,411**	**24,649**
2.	**State zero-coupon bonds and other securities eligible for refinancing with the CNB**	**23,442**	**0**	**23,442**	**14,916**
a)	Issued by state institutions	23,442	0	23,442	14,916
b)	Other	0	0	0	0
3.	**Amounts due from banks and savings associations**	**204,527**	**14**	**204,513**	**258,784**
a)	Repayable on demand	6,781	0	6,781	13,309
b)	Other receivables	197,746	14	197,732	245,475
4.	**Amounts due from customers and members of savings associations**	**163,037**	**5,543**	**157,494**	**167,486**
a)	Repayable on demand	2,306	0	2,306	2,314
b)	Other receivables	160,731	5,543	155,188	165,172
5.	**Debt securities**	**16,824**	**0**	**16,824**	**19,157**
a)	Issued by state institutions	1,888	0	1,888	773
b)	Issued by other entities	14,936	0	14,936	18,384
6.	**Shares, participation certificates and other holdings**	**249**	**0**	**249**	**4,276**
7.	**Equity holdings in associates**	**220**	**0**	**220**	**334**
	of which: in banks	220	0	220	220
8.	**Equity holdings in subsidiaries**	**2,436**	**1,172**	**1,264**	**1,412**
	of which: in banks	425	0	425	398
9.	**Intangible fixed assets**	**3,597**	**2,436**	**1,161**	**960**
	of which: incorporation costs	0	0	0	0
	goodwill	0	0	0	0
10.	**Tangible fixed assets**	**20,704**	**11,044**	**9,660**	**9,346**
	of which: land and buildings for operating activities	11,692	4,165	7,527	7,417
11.	**Other assets**	**16,560**	**263**	**16,297**	**18,155**
12.	**Prepayments and accrued income**	**747**	**0**	**747**	**849**
13.	**Total assets**	**470,754**	**20,472**	**450,282**	**520,324**

LIABILITES (in CZKm)

Item no.		30 September 2003	30 September 2002
1.	**Amounts owed to banks and savings associations**	**18,600**	**21,653**
a)	Repayable on demand	6,969	5,535
b)	Other payables	11,631	16,118
2.	**Amounts owed to customers - members of savings associations**	**323,277**	**381,982**
a)	Repayable on demand	204,858	158,982
b)	Other payables	118,419	223,000
3.	**Payables from debt securities**	**51,012**	**53,825**
a)	Issued debt securities	49,684	53,493
b)	Other payables from debt securities	1,328	332
4.	**Other liabilities**	**6,659**	**12,702**
5.	**Deferred income and accrued expenses**	**21**	**146**
6.	**Reserves**	**12,196**	**11,382**
a)	For pensions and similar liabilities	0	0
b)	For taxes	2,329	0
c)	Other	9,867	11,382
7.	**Subordinated liabilities**	**0**	**6,358**
8.	**Share capital**	**18,950**	**18,866**
	of which: share capital paid-up	19,005	19,005
	treasury shares	(55)	(139)
9.	**Share premium**	**119**	**38**
10.	**Reserve funds and other funds from profit**	**1,671**	**1,191**
a)	Mandatory reserve funds and funds for risk	1,151	689
b)	Other reserve funds	388	361
c)	Other funds from profit	132	141
11.	**Gains or losses from revaluation**	**2,465**	**3,622**
a)	Of assets and liabilities	0	0
b)	Hedging derivatives	2,507	3,691
c)	Re-translation of equity holdings	(42)	(69)
12.	**Retained earnings and accumulated losses brought forward**	**9,093**	**1,931**
13.	**Profit or loss for the period**	**6,219**	**6,628**
14.	**Total liabilities**	**450,282**	**520,324**

Off-Balance Sheet

(in CZKm)

Item no.		30 September 2003	30 September 2002
1.	Issued commitments and guarantees	93,828	104,506
2.	Amounts due from spot transactions	5,710	18,986
3.	Amounts due from term transactions	389,614	433,393
4.	Amounts due from option transactions	21,963	27,535
5.	Receivables written off	9,695	16,591
6.	Assets provided into custody, administration and safe-keeping	60	4,094
7.	Accepted commitments and guarantees	92,126	114,052
8.	Received collateral	304,802	387,226
9.	Amounts owed from spot transactions	5,711	19,014
10.	Amounts owed from term transactions	387,347	430,343
11.	Amounts owed from option transactions	21,963	27,537
12.	Assets received into custody, administration and safe-keeping	42,830	6,632
13.	Assets received for management	2,729	4,346

KOMERČNÍ BANKA PROFIT AND LOSS STATEMENT IN ACCORDANCE WITH CAS
(in CZKm)

Item no.		30 September 2003	30 September 2002
1.	**Interest income and similar income**	**15,322**	**19,541**
	of which: interest income from debt securities	1,338	1,454
2.	**Interest expense and similar expense**	**(6,400)**	**(9,898)**
	of which: interest expense from debt securities	(1,300)	(1,702)

KOMERČNÍ BANKA PROFIT AND LOSS STATEMENT IN ACCORDANCE WITH CAS
(in CZKm)

Item no.		30 September 2003	30 September 2002
1.	**Interest income and similar income**	15,322	19,541
	of which: interest income from debt securities	1,338	1,454
2.	**Interest expense and similar expense**	(6,400)	(9,898)
	of which: interest expense from debt securities	(1,300)	(1,702)
3.	**Income from shares and equity investments**	288	220
a)	Income from equity investments in associates	212	93
b)	Income from equity investments from subsidiaries	41	89
c)	Income from other shares and equity investments	35	38
4.	**Commissions and fee income**	5,350	4,976
5.	**Commissions and fee expense**	(584)	(386)
6.	**Net profit or loss on financial operations**	2,140	2,242
7.	**Other operating income**	3,197	1,721
8.	**Other operating expenses**	(622)	(929)
9.	**Administrative expenses**	(6,747)	(7,856)
a)	Staff costs	(3,538)	(3,881)
aa)	Wages and salaries	(2,565)	(2,900)
ab)	Social security and health insurance	(908)	(950)
ac)	Other staff costs	(65)	(31)
b)	Other administrative costs	(3,209)	(3,975)
10.	**Release of reserves and provisions for tangible and intangible fixed assets**	238	177
11.	**Depreciation/amortisation, charge and use of reserves and provisions for tangible and intangible fixed assets**	(1,183)	(1,345)
12.	**Release of provisions and reserves for receivables and guarantees, recoveries of receivables previously written off**	3,954	4,437
13.	**Write-offs, charge and use of provisions and reserves for receivables and guarantees**	(6,527)	(4,656)
14.	**Release of provisions for equity investments in subsidiaries and associates**	0	69
15.	**Losses related to transfers of equity investments in subsidiaries and associates, charge and use of provisions for equity investments in subsidiaries and associates**	0	(316)
16.	**Release of other reserves**	974	703
17.	**Charge and use of other reserves**	(550)	(1,039)
18.	**Profit/loss for the period from ordinary activities before taxes**	8,850	7,661
19.	**Extraordinary income**	0	2,492
20.	**Extraordinary expenses**	0	(1,983)
21.	**Profit/loss for the period from extraordinary activities before taxes**	0	509
22.	**Income tax**	(2,631)	(1,542)
23.	**Net profit/loss for the period**	6,219	6,628

International Financial Reporting Standards

(In CZK mil.)

	30 September 2003 (Unaudited)	30 September 2002 (Unaudited)
Assets		
Cash and balances with the central bank	19,480	26,506
Amounts due from banks	203,932	257,370
Trading securities	16,334	10,296
Positive fair value of financial derivative transactions	10,106	14,030
Due from Èeská konsolidaèní agentura	28,146	37,827
Loans to customers, net	121,356	120,575
Securities available for sale	24,086	26,894
Investments held to maturity	95	1,158
Prepayments, accrued income and other assets	7,386	4,879
Deferred tax asset	600	0
Investments in subsidiaries and associates	1,484	1,746
Tangible and intangible fixed assets, net	10,968	10,575
Total assets	**443,973**	**511,856**
Liabilities		
Amounts due to banks	19,877	21,932
Amounts due to customers	352,958	417,594
Negative fair value of financial derivative transactions	3,343	6,563
Certificated debt	20,003	17,883
Accruals, provisions and other liabilities	7,085	7,967
Income taxes	1,048	1,093
Deferred tax liability	1,206	1,247
Subordinated debt	0	6,358
Total liabilities	**405,520**	**480,637**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	19,448	12,214
Total shareholders' equity	**38,453**	**31,219**
Total liabilities and shareholders' equity	**443,973**	**511,856**

International Financial Reporting Standards

(In CZK mil.)

	30 September 2003 (Unaudited)	30 September 2002 (Unaudited)
Profit and Loss Statement		
Interest income	15,322	19,431
Interest expense	(6,420)	(9,922)
Net interest income	**8,902**	**9,509**
Net fees and commissions	6,408	6,134
Net profit/(loss) on financial operations	860	1,214
Net income from subsidiaries and associates	253	182
Miscellaneous	141	142
Total other income	394	324
Total operating income	**16,564**	**17,181**
Administrative expenses	(6,969)	(7,462)
Depreciation and other provisions	(1,037)	(1,371)
Restructuring costs	(499)	(902)
Total operating costs	**(8,505)**	**(9,735)**
Profit/loss before provisions for loan and investment losses and income taxes	**8,059**	**7,446**
Provision for loan losses	73	905
Provisions for impairment of securities	(120)	(472)
Provisions and net profit from sale of subsidiaries and associates	784	(165)
Provisions for loan and investment losses and net profit from sale of subsidiaries and associates	**737**	**268**
Profit/loss before income taxes	**8,796**	**7,714**
Income taxes	(2,636)	(1,406)
Net profit/(loss)	**6,160**	**6,308**

Announcement of receivables according their classification

Status as at: 30.9.2003

Overdue receivables
(CNB methodology)

(in CZK mil.)

	Classification according the time frame of overdue receivables	To maturity	From 1 day to 1 month including (1-30 days)	From 1 month to 3 months including (31-90 days)	From 3 months to 6 months including (91-180 days)	From 6 months to 1 year including (181-360 days)	Over 1 year (more than 360 days)
###		S01	S02	S03	S04	S05	S06
R001	Total receivables from customers and other banks	206,779	470	145	89	432	3,633
R002	Receivables from customers	158,283	468	144	89	432	3,620
R003	*Standard and other loans from customers	133,813	243	0	0	0	0
R004	*Watch loans and other receivables from customers	17,932	59	11	0	0	0
R005	*Sub-standard loans and other receivables from customers	4,181	115	20	18	X	X
R006	*Doubtful loans and other receivables from customers	1,499	13	49	31	36	X
R007	*Loss loans and other receivables from customers	858	38	64	40	396	3,620
R008	Receivables from other banks	48,496	2	1	0	0	13
R009	*Standard and other loans from banks	48,311	1	0	0	0	0
R010	*Watch loans and other receivables from banks	26	0	1	0	0	0
R011	*Sub-standard loans and other receivables from banks	63	1	0	0	X	X
R012	*Doubtful loans and other receivables from banks	96	0	0	0	0	X
R013	*Loss loans and other receivables from banks	0	0	0	0	0	13

KB

Press Release

Komerční banka reported unconsolidated net profit of CZK 6,160 million for the first nine months of 2003

Prague, 31 October 2003 – Komerční banka continued to generate very good business and financial results also in the third quarter. **Profit before income tax increased year on year by 14% and the Bank reported, according to International Financial Reporting Standards, an unconsolidated net profit of CZK 6.2 billion.** This result was affected mainly by the following factors:

[illegible]
decrease by 3.6% year on year. A decline in *net interest income* by 6.4% reflects the low interest rate environment in the Czech Republic and was partially compensated by increasing *fees and commissions* (+4.5%). Growth in fees and commissions was positively influenced mainly by an increase of F&C from loan administration and account maintenance.

- **Significant reduction of operating costs**
  Operating costs decreased year on year by 12.6% to CZK 8,505 million, reflecting mainly a reduction in personnel expenses and restructuring costs.

- **Low creation of provisions and reserves and net profit from sale of subsidiaries and associates**
  Provisions for loan and investment losses and net profit from sale of subsidiaries and associates in the amount of CZK 737 million result from a very low level of cost of risk on the Bank's loan portfolio and profit from the sale of subsidiaries in the second quarter.

Unconsolidated financial results (IFRS)

Profit and loss account CZK million	1-3Q 2002	**1-3Q 2003**	Change
Net banking income	17,181	**16,564**	- 3.6%
Operating costs	-9,735	**-8,505**	- 12.6%
Net operating income	7,446	**8,059**	+ 8.2%
Provisions for loan and investment losses and net profit from sale of subsidiaries and associates	268	**737**	+ 175.0%
Profit before income taxes	7,714	**8,796**	+14.0%
Income taxes	-1,406	**-2,636**	+ 87.5%
Net profit	6,308	**6,160**	- 2.3%

Komerční banka, a. s.
Na Příkopě 33
114 07 Prague 1, Czech Republic

SOCIETE GENERALE GROUP

KB

Press Release

Key ratios and indicators %	1-3Q 2002	1-3Q 2003	Change
Capital Adequacy - ČNB	14.3	**15.6**	-
Net Interest Margin	3.1	**3.0**	-
Cost / Income ratio, including restructuring costs	56.7	**51.3**	-
Return on Average Equity (ROAE)	30.7	**22.7**	-
Return on Average Assets (ROAA)	1.8	**1.9**	-
Number of Employees (FTE number)	9,323	**8,603**	- 7.7%

The Bank's total assets increased by 1.0% compared to the end of 2002 and amounted to CZK 444.0 billion as at the end of September 2003.

Net loans and advances to customers remained stable (+0.2%) and amounted to CZK 121.4 billion.

Customers' deposits amounted to CZK 353.0 billion representing an increase by 3.5% compared to the end of 2002.

Consolidated net profit for the first nine months of 2003 amounted to CZK 5,527 million according to International Financial Reporting Standards. The difference between unconsolidated and consolidated profit results from the difference in the accounting treatment of the disposal of a consolidated entity.

Business Highlights

Komerční banka **increased its number of clients** year on year **by 39 thousand** and thus serviced a total of **1.29 million clients** at the end of September.

Likewise the total number of clients, the number of direct banking customers has also risen. Currently the **Bank services through direct banking channels 567 thousand customers, representing 44% of the total client base**.

Komerční banka also focuses on restructuring of sales network. Since the beginning 2003 the **Bank opened 6 new points of sale**, mainly in Prague and Brno.

In the first nine months of 2003 the Bank reported **a dynamic development in products sold, transactions carried out and retail loans granted.**

- Number of active packages for segment Individuals significantly increased. Currently almost every second individual client of KB is using tailored packages of products.
- Number of products for Small business (packages Efekt, Komfort, Excelent and loan product called Profi loan) more than doubled in last three months.
- Number of newly granted mortgage loans in the first nine months of 2003 increased by 68% and consumer loans by 14% compared to the same period of 2002.
- Number of payment card transactions operated by the Bank in the first nine months of 2003 increased by 47% compared to the same period of 2002.

Miloš Adámek
Executive Director, Communication

Komerční banka, a. s.
Na Příkopě 33
114 07 Prague 1, Czech Republic

SOCIETE GENERALE GROUP